BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      January 5, 2004

3.   Press Release

     A news release was issued on January 5, 2004.

4.  Summary of Material Change

Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the closing of a private placement of 5,400,000 units (the "Units") at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

5.  Full Description of Material Changes

      See attached news release dated January 5, 2004.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th day of January, 2004

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

January 5, 2004	TSX Venture Exchange: CPQ

CANPLATS CLOSES PRIVATE PLACEMENT, PREPARES TO DRILL IN MEXICO

Vancouver, B.C. -- Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the closing of a private placement of 5,400,000 units (the "Units") at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

Together with the exercise of warrants and current cash, Canplats now has over $1.7 million. Canplats is well-positioned to carry out aggressive exploration of its three Mexican gold prospects, including trenching and drilling programs to commence next week. The Rodeo, Yerbabuena and Santa Lucia properties have extensive epithermal gold-bearing systems currently being defined and prioritized for drilling by surface mapping and sampling programs.

About Canplats Resources Corporation
Canplats Resources Corporation is a junior exploration company focused on exploration for gold and platinum group metals mineralization. The company holds a 100% interest in the Rodeo gold prospect, Yerbabuena gold prospect, and the recently acquired Santa Lucia gold prospect, all located in Mexico. In addition, Canplats maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario with drill targets that are prospective for platinum group mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplats' news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.